SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 24TH, 2013

DATE, TIME AND PLACE: On May 24th, 2013, at 9:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Messrs. Mario Girasole, Regulatory and Institutional Affairs Officer, Carlo Filangieri, Responsible for the Network Area, Ana Cristina Menezes, Responsible for the Quality Area; Vincenzo Putignano, Responsible for the Compliance Area, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Interim Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge about the development of the quality improvement plan; (2) To resolve on the proposed revision of the Company`s Code of Ethics; (3) To resolve on the proposed Anticorruption Policy; (4) To resolve on the proposed Conflict of Interests Policy; (5) To approve the incorporation of “Instituto TIM”; (6) To acknowledge about the discussion of the principles, contents and recommendations of the Sustainability Report; and (7) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board Members were informed about the data related to the performance and the results of the quality plan of its controlled company, TIM Celular S.A. and thoroughly discussed the work development and the results presented to ANATEL - Agência Nacional de Telecomunicações;

(2) To approve the proposed revision of the Company`s Code of Ethics, in accordance with the material presented and sent to the Board Members which will remain filed at the Company’s head offices;

(3) To approve the Company`s Anticorruption Policy, in accordance with the material presented and sent to the Board Members which will remain filed at the Company’s head offices;

(4) To approve the Company`s Conflict of Interests Policy, in accordance with the material presented and sent to the Board Members which will remain filed at the Company’s head offices;

(5) Resuming the analysis initiated at the Board of Directors meeting held on December 4th, 2012 related to the incorporation of an institute with the objective of concentrating the Company’s and its subsidiaries’ investments in the social area, the Board Members approved the incorporation of Instituto TIM, pursuant to the Management's proposal and in accordance with the material presented and filed at the Company’s head offices;

(6) The Board Members were informed about the principles and contents related to the Company's Sustainability Report, and broadly discussed its purpose and the need to disseminate it in all areas of the Company. The Board Members also discussed the recommendations required to improve the report that will be published until the end of June;

(7) No other matter of general interest was discussed.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, May 24th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 24, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.